# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intelligent Group Ltd, CIK 0001916416
CUSIP: G48047115
Title of class of securities: Class A ordinary shares, US$0.0002 par value per share
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002105450
Persons authorized to receive notices and communications: Huiwu Wang, Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong (K3), 000000, 852 64369596

## Reporting persons
- Hong Kong Maysunshine Investment Management Co., Limited (CIK 0002105450): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 450,225; sole dispositive power 0; shared dispositive power 450,225; aggregate amount beneficially owned 450,225 (29.3% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Details are set forth in Items 3 and 4 of this Statement.
  
  (2) Calculated based on 1,537,500 ordinary shares, being the sum of 29,250,000 Class A ordinary shares and 1,500,000 Class B ordinary shares as a single class issued and outstanding as of November 28, 2025, according to the prospectus filed under Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 28, 2025, and giving effect to the 1-for-20 reverse stock split of the Issuer's ordinary shares, which became effective on February 17, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.
- Huiwu Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 450,225; sole dispositive power 0; shared dispositive power 450,225; aggregate amount beneficially owned 450,225 (29.3% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Details are set forth in Items 3 and 4 of this Statement. Hong Kong Maysunshine Investment Management Co., Limited is wholly owned by Mr. Huiwu Wang.
  
  (2) Calculated based on 1,537,500 ordinary shares, being the sum of 29,250,000 Class A ordinary shares and 1,500,000 Class B ordinary shares as a single class issued and outstanding as of November 28, 2025, according to the prospectus filed under Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 28, 2025, and giving effect to the 1-for-20 reverse stock split of the Issuer's ordinary shares, which became effective on February 17, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, US$0.0002 par value per share
Name of issuer: Intelligent Group Ltd
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000
Comment: This statement on Schedule 13D (this "Statement") is filed on behalf of Hong Kong Maysunshine Investment Management Co., Limited and Mr. Huiwu Wang (collectively, the "Reporting Persons"). This Statement relates to the Class A ordinary shares, US$0.0002 par value per share (the "Class A ordinary shares"), of Intelligent Group Ltd (the "Issuer"), a limited liability company incorporated in British Virgin Islands. CUSIP number G48047115 has been assigned to the Class A ordinary shares, which are traded on the Nasdaq Stock Market under the symbol "INTJ."

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Hong Kong Maysunshine Investment Management Co., Limited, a private company incorporated in Hong Kong and Mr. Huiwu Wang.
Residence or business address:
The principal business address of Hong Kong Maysunshine Investment Management Co., Limited is Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong.

The principal business address of Mr. Huiwu Wang is Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong.
Present principal occupation or employment:
The principal business of Hong Kong Maysunshine Investment Management Co., Limited is import and export trade.

Mr. Huiwu Wang is a director of Hong Kong Maysunshine Investment Management Co., Limited.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong Maysunshine Investment Management Co., Limited is a private company incorporated in Hong Kong. Mr. Huiwu Wang is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 11, 2025, Spring Cow Capital Limited ("Spring Cow") and Hong Kong Maysunshine Investment Management Co., Limited ("Maysunshine") entered into an Instrument of Transfer, pursuant to which Spring Cow agreed to transfer 500 ordinary shares of VL Prime Capital Limited ("VL Prime") to Maysunshine in an aggregate consideration of US$500. On the same day, Ms. Wai Lau and Maysunshine entered into an Instrument of Transfer, pursuant to which Ms. Wai Lau agreed to transfer 500 ordinary shares of Spring Cow to Maysunshine in an aggregate consideration of US$500 (collectively, the "Share Transfer").

The consideration of the acquisition of ordinary shares of VL Prime and Spring Cow is funded by the internal cash reserves of Maysunshine.

The description of the above Instruments of Transfer is qualified in its entirety by reference to the full text of each of such instruments, copies of which are filed by the Reporting Persons as exhibits 99.2 and 99.3 to this Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As part of the Share Transfer, each of VL Prime and Spring Cow restated and amended its memorandum and articles of association (the "M&AA"). Pursuant to the restated and amended M&AAs, the board of directors of each of VL Prime and Spring Cow consists of three directors, of which Maysunshine is entitled to designate two directors, including the chairman of the board, with the board actions being approved by a simple majority of the directors. Under these governance arrangements, notwithstanding its equity interest of 1% in each of VL Prime and Spring Cow, Maysunshine is able to direct the board decisions of each of VL Prime and Spring Cow, including the matters relating to investments and asset disposals. Accordingly, following the completion of the Share Transfer, the Reporting Persons are deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to share the voting power and dispositive power with respect to the 375,225 Class A ordinary shares and 75,000 Class B ordinary shares ordinary shares the Issuer held of record by VL Prime, representing approximately 79.1% of the total voting power at general shareholders meeting of the Issuer as of February 17, 2026.

The Reporting Persons executed the Share Transfer primarily for investment purpose and intend to review their investments on a continuing basis.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Class A ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement.
Exhibit 99.2 - Instrument of Transfer, dated December 11, 2025, by and between Spring Cow Capital Limited and Hong Kong Maysunshine Investment Management Co., Limited.
Exhibit 99.3 - Instrument of Transfer, dated December 11, 2025, by and between Ms. Wai Lau and Hong Kong Maysunshine Investment Management Co., Limited.

## Signatures
- Hong Kong Maysunshine Investment Management Co., Limited: /s/ Huiwu Wang, Huiwu Wang/Director (03/02/2026)
- Huiwu Wang: /s/ Huiwu Wang, Huiwu Wang (03/02/2026)